UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR


                       For the Period Ended June 30, 2006

                        Commission file number: 000-33215

                             Caspian Services, Inc.
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                             Full Name of Registrant

                          257 East 200 South, Suite 340
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                     Address of Principle Executive Offices

                           Salt Lake City, Utah 84101
                           --------------------------
                            City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

         If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

X        (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

X        (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

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Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The quarterly report of the registrant on Form 10-QSB could not be timely filed because the Company's Edgar filing service was unable to gain access to the SEC's EDGAR website to transmit the report due to the volume of reports being filed with the Securities and Exchange Commission. The report will be filed simultaneously with the filing of this Notification of Late Filing.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

         James Gunnell              (801)                    746-3700
         -------------            -----------          --------------------
         Name                      Area Code             Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

                             [X] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [X] Yes        [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates that during the three months and nine months ended June 30, 2006, total revenues shall have increased 33% and 104%, respectively compared to the three months and nine months ended June 30, 2005. This is mainly attributable to increased geophysical operations including the consolidation of Kazmorgeophysica as well as increased revenues from vessel operations.

         The Company expects total operating expenses to have increased approximately 97% and 107% respectively, during the three months and nine months ended June 30, 2006, compared to the same periods of 2005. This increase in increased operating expenses is also attributable to the consolidation of Kazmorgeophysica and increased vessel operating costs.

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

         During the three months ended June 30, 2006, the Company anticipates realizing a net loss of approximately $1,593,000 or $0.04 per share compared to net income of approximately $1,839,000 or $0.05 per share during the three months ended June 30, 2005. The Company anticipates realizing a net loss of approximately $3,124,000 or $0.08 per share during the nine months ended June 30, 2006, compared to a net loss of approximately $377,000 or $0.01 per share during the nine months ended June 30, 2005.

                             Caspian Services, Inc.
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                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 14, 2006                                By: /s/ James Gunnell
                                                        ------------------------
                                                        James Gunnell, Secretary

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